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                                                                   Exhibit 12.2

             HEFTEL BROADCASTING CORPORATION AND SUBSIDIARIES
               Computation Of Ratio Of Earnings To Combined
                Fixed Charges And Preferred Stock Dividends
                      (in thousands except ratios)

                                                Nine Months   Three Months
                                                   Ended         Ended                         September 30,
                                                September 30, December 31,  --------------------------------------------------
                                                    1997          1996        1996        1995      1994      1993      1992
                                                ------------- ------------  --------    -------    ------    ------    -------
Earnings:
  Income (loss) from continuing operations
   before income taxes                             $19,813       $2,164     $(29,092)   $ 4,469    $2,588    $2,993    $(1,397)
  Fixed charges                                      3,713        2,965       11,793      7,055     3,377     2,582      2,657
  Undistributed income from an investment
   in a less-than-fifty-percent owned person
   accounted for under the equity method                 -            -            -          -     (616)     (746)          -
  Loss recognized from an investment in a
   less-than-fifty-percent-owned person
   accounted for under the equity method                 -            -            -          -         -         -        991
                                                   -------       ------     --------    -------    ------    ------    -------
  Earnings as adjusted (A)                         $23,526       $5,129     $(17,299)   $11,524    $5,349    $4,829    $ 2,251
                                                   -------       ------     --------    -------    ------    ------    -------
                                                   -------       ------     --------    -------    ------    ------    -------
Fixed Charges:
  Interest expense                                 $ 3,099       $2,867     $ 11,241    $ 6,607    $3,180    $2,427    $ 2,522
  Interest portion of rental expense (1)               614           98          552        448       197       155        135
                                                   -------       ------     --------    -------    ------    ------    -------
  Total fixed charges                                3,713        2,965       11,793      7,055     3,377     2,582      2,657
Preferred stock dividends (2)                            -            -           20         75       208       202        184
                                                   -------       ------     --------    -------    ------    ------    -------
Total fixed charges and preferred stock
 dividends (B)                                     $ 3,713       $2,965     $ 11,813    $ 7,130    $3,585    $2,784    $ 2,841
                                                   -------       ------     --------    -------    ------    ------    -------
                                                   -------       ------     --------    -------    ------    ------    -------
Ratio of earnings to combined fixed charges
 and preferred stock dividends (A) divided
 by (B)                                                6.3          1.7            -        1.6       1.5       1.7          -
Deficiency of earnings to cover combined fixed
 charges and preferred stock dividends
 (B) minus (A)                                     $     -       $    -     $ 29,112    $     -    $    -    $    -    $   590
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(1)  Management of the Company believes approximately one-third of rent expense is representative of the interest component of rent expense.

(2)  Represents pretax earnings required to cover preferred stock dividends.